                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                               ------------------



                                   FORM 11-K

(Mark One)
[X]      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
         ACT OF 1934

                  For the fiscal year ended December 31, 1996

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURI TIES EXCHANGE ACT OF 1934

For the transition period from                   to


                         Commission file number 0-23694
                                                -------


                    HEARTLAND WIRELESS COMMUNICATIONS, INC.
                                  401(k) PLAN




                    HEARTLAND WIRELESS COMMUNICATIONS, INC.
                         200 CHISHOLM PLACE, SUITE 200
                               PLANO, TEXAS 75075

              HEARTLAND WIRELESS COMMUNICATIONS, INC. 401(k) PLAN


            Index to Financial Statements and Supplemental Schedules

Independent Auditors' Report

Statement of Net Assets Available for Benefits - December 31, 1996

Statement of Changes in Net Assets Available for Benefits - For the year ended December 31, 1996

Notes to Financial Statements - December 31, 1996

     Supplemental Schedules:                                               Schedules
                                                                           ---------
  Item 27a - Schedule of Assets Held for Investment Purposes at
             December 31, 1996                                                 1

  Item 27d - Schedule of Reportable Transactions - For the year
             ended December 31, 1996                                           2

  Item 27f - Schedule of Non-exempt Transactions - For the year
             ended December 31, 1996                                           3

                          INDEPENDENT AUDITORS' REPORT


The Plan Administrator
Heartland Wireless Communications, Inc. 401(k) Plan:


We have audited the accompanying financial statements of the Heartland Wireless Communications, Inc. 401(k) Plan (the "Plan") as of December 31, 1996 and for the year ended December 31, 1996 as listed in the accompanying index. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Heartland Wireless Communications, Inc. 401(k) Plan as of December 31, 1996, and the changes in net assets available for benefits for the year ended December 31, 1996 in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes, reportable transactions and non-exempt transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                                 /s/ KPMG Peat Marwick LLP

Dallas, Texas
July 8, 1997

              HEARTLAND WIRELESS COMMUNICATIONS, INC. 401(k) PLAN

                 Statement of Net Assets Available for Benefits

                               December 31, 1996

                                                                                                        Goldman     Heartland
                                                      Washington      The          The                   Sachs      Wireless
                                                        Mutual       Growth     Investment    The Bond   Money    Communications,
                                                       Investors     Fund of    Company of     Fund of   Market    Inc. Common
                                           Total          Fund       America   America Fund    America    Fund        Stock
                                           -----          ----       -------   ------------    -------    ----        -----

Assets:
  Investment, at fair value (note 4):
     Goldman Sachs Money Market
       Fund                              $  41,615       11,758        5,054        3,016         792      3,182      17,813

  Mutual funds                              54,469       18,399       18,994       17,076          --         --          --
  Bond fund                                  1,276           --           --           --       1,276         --          --
  Heartland Wireless Communications,
     Inc. common stock                     110,800           --           --           --          --         --     110,800
                                         ---------      -------      -------      -------      ------   --------    --------
                                           166,545       18,399       18,994       17,076       1,276         --     110,800
                                         ---------      -------      -------      -------      ------   --------    --------
            Total investments              208,160       30,157       24,048       20,092       2,068      3,182     128,613
                                         ---------      -------      -------      -------      ------   --------    --------

Receivables:
  Employer contributions receivable          9,533           --           --           --          --         --       9,533
  Employee contributions receivable         14,548        2,222        1,888        1,527         154        253       8,504
  Investment income receivable                 424           34           97          217           2         12          62
                                         ---------      -------      -------      -------      ------   --------    --------
            Total receivables               24,505        2,256        1,985        1,744         156        265      18,099
                                         ---------      -------      -------      -------      ------   --------    --------
            Total assets                   232,665       32,413       26,033       21,836       2,224      3,447     146,712
                                         ---------      -------      -------      -------      ------   --------    --------

Payables - refunds payable                 (15,923)      (1,130)         (15)      (1,644)        (15)       (29)    (13,090)
                                         ---------      -------      -------      -------      ------   --------    --------
Net assets available for benefits        $ 216,742       31,283       26,018       20,192       2,209      3,418     133,622
                                         =========      =======      =======      =======      ======   ========    ========

See accompanying notes to the financial statements.

              HEARTLAND WIRELESS COMMUNICATIONS, INC. 401(k) PLAN

           Statement of Changes in Net Assets Available for Benefits

                      For the Year Ended December 31, 1996

                                                                                                Goldman    Heartland
                                                    Washington  The        The                   Sachs     Wireless
                                                      Mutual   Growth   Investment    The Bond   Money   Communications,
                                                     Investors Fund of  Company of    Fund of   Market    Inc. Common  Disbursement
                                           Total       Fund    America  America Fund  America    Fund       Stock       Account
                                           -----       ----    -------  ------------  -------    ----       -----       -------
Additions to net assets attributed to:
   Employer's contributions                $  63,621      --        --        --          --         --      63,611          10
   Employee's contributions                  185,541  26,672    22,017    16,422       2,009      3,148     100,485      14,788
                                           ---------  ------    ------    ------       -----    -------    --------     -------
                                             249,162  26,672    22,017    16,422       2,009      3,148     164,096      14,798

   Employee rollovers from other plans        28,646   1,008     1,633     1,485          --         --      24,520          --

   Investment income:
     Dividend and interest income              1,029     221       209       346          29         63         161          --
     Net appreciation (depreciation)
        in fair value of investments         (60,574)  1,212     1,065       781          12         --     (63,644)         --
                                           ---------  ------    ------    ------       -----    -------    --------     -------
              Net investment income          (59,545)  1,433     1,274     1,127          41         63     (63,483)         --
                                           ---------  ------    ------    ------       -----    -------    --------     -------
              Total additions                218,263  29,113    24,924    19,034       2,050      3,211     125,133      14,798

Deductions from net assets attributed to:
   Withdrawals                                 1,189      --        --        --          --         --          --       1,189
   Other                                         332      --        --        --          --         --          70         262
                                           ---------  ------    ------    ------       -----    -------    --------     -------
              Total deductions                 1,521      --        --        --          --         --          70       1,451
                                           ---------  ------    ------    ------       -----    -------    --------     -------
              Net increase prior to
                 interfund transfers         216,742  29,113    24,924    19,034       2,050      3,211     125,063      13,347

Interfund transfers, net                          --   2,170     1,094     1,158         159        207       8,559     (13,347)
                                           ---------  ------    ------    ------       -----    -------    --------     -------
              Net increase                   216,742  31,283    26,018    20,192       2,209      3,418     133,622          --

Net assets available for benefits:
   Beginning of year                              --      --        --        --          --         --          --          --
                                           ---------  ------    ------    ------       -----    -------    --------     -------
   End of year                             $ 216,742  31,283    26,018    20,192       2,209      3,418     133,622          --
                                           =========  ======    ======    ======       =====    =======    ========     =======


See accompanying notes to financial statements.

              HEARTLAND WIRELESS COMMUNICATIONS, INC. 401(k) PLAN

                         Notes To Financial Statements

     (1)  Description of Plan

          The following description of the Heartland Wireless Communications, Inc. 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

          (a)  General

               The Plan was established for the benefit of the employees of Heartland Wireless Communications, Inc. ("the Employer" or the "Company") effective January 1, 1996. Participant contributions began the pay period ended June 15, 1996.

               The Plan is a defined contribution plan sponsored by the Company. Employees are eligible to participate in the Plan upon the completion of six months of service during which time they have been credited with 1,000 hours of service and have attained the age of twenty-one. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

          (b)  Contributions

               Each participant may make voluntary contributions while a participant in the Plan. Participant contributions are limited from two to ten percent of the participant's compensation. The maximum participant deferral amount for 1996 is $9,500.

               The Company also makes discretionary matching contributions to the Plan equal to $.50 for each $1 contributed, up to a maximum amount of 2% of a participant's compensation. The aggregate (determined on an annual basis) of participant contributions to the Plan and other Company retirement plans and Company contributions to the Plan and other Company retirement plans on behalf of the participant are limited to the lesser of $30,000 or 25% of the participant's annual compensation.

          (c)  Participant Accounts

               Each participant's account is credited with the participant's voluntary contributions and an allocation of the Company's contribution and Plan earnings (losses). Allocations are based on participant contributions, as defined. Company contributions forfeited by terminated employees are used to reduce any matching contributions of the Company.

          (d)  Investment Program and Vesting

               The Plan allows participants to direct the investments of their contributions into six investment options.

              HEARTLAND WIRELESS COMMUNICATIONS, INC. 401(k) PLAN

                         Notes To Financial Statements


          The investment programs of the Plan are as follows:

     o Washington Mutual Investors Fund - invests in high quality common stocks and securities convertible into such common stock. The stated investment objective of the fund is to produce income and to provide an opportunity for growth of principal consistent with sound common stock investing.

     o The Growth Fund of America - invests in a diversified portfolio consisting primarily of common stocks, with some assets also held in securities convertible into common stocks, cash and cash equivalents, debt securities, or nonconvertible preferred stocks. The fund's investment objective is growth of capital.

     o The Investment Company of America Fund - invests primarily in common stocks; however, assets are also held in securities convertible into common stocks, debt securities, cash and cash equivalents, U.S. Government securities, private placement securities or nonconvertible preferred stock. The fund attempts to achieve its investment objective of long-term growth of capital and income by giving more weight to the possibilities of appreciation and potential dividends than current yield.

     o The Bond Fund of America - invests substantially all of its assets in marketable corporate debt securities, U.S. Government securities, mortgage-related securities, other asset-backed securities and cash or money market instruments, with at least approximately two-thirds of the fund's total assets usually invested in bonds. The fund's objective is to provide as high a level of current income as is consistent with the preservation of capital.

     o Goldman Sachs Money Market Fund - invests in cash and cash equivalents such as commercial paper, commercial bank obligations, and securities of the U.S. Government, its agencies and instrumentalities. The objective of this fund is to provide as high a level of current income as is consistent with the preservation of capital.

     o Heartland Wireless Communications, Inc. Common Stock - invests solely and exclusively in Heartland Wireless Communications, Inc. common stock.

          Voluntary contributions by the participant are immediately fully vested and nonforfeitable. A participant's share of Employer contributions vests 20 percent after each year of service, with the participant being fully vested after completing five years of service.

     (e)  Payment of Benefits

          Upon death, disability or termination of service, a participant or designated beneficiary receives a lump sum payment or installments of cash and/or stock at the discretion of the Plan Administrator. Benefits are recorded when paid.

              HEARTLAND WIRELESS COMMUNICATIONS, INC. 401(k) PLAN

                         Notes To Financial Statements




     (2)  Summary of Significant Accounting Policies

          (a)  Basis of Accounting

               The accompanying financial statements have been prepared on the accrual method of accounting.

          (b)  Investments

               All investments are stated at fair value based on quoted market prices. Purchases and sales of securities are recorded on a trade date basis. Interest and dividends are recorded on an accrual basis. Expenses relating to the purchase or sale of investment securities are added to the cost or deducted from the proceeds, respectively.

          (c)  Use of Management Estimates

               The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

          (d)  Related Party Transactions

               The transactions between the Company and the Plan participants are considered party-in-interest transactions and are summarized at Schedule 3.

          (e)  Refunds Payable

               At December 31, 1996, the Plan has recorded refunds payable of $15,923. The refunds relate to amounts due to certain employees of the Company based upon nondiscrimination tests, fee deferrals and employee after-tax contributions to the Plan.

          (f)  Expenses of the Plan

               The expenses of administration of the Plan, including the expenses of the administration and the fees of the trustee, are paid by the Company. The Company paid $15,905 in fees relating to the Plan in 1996.

     (3)  Plan Termination

          Although it has not expressed an intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan. Upon termination, participants will become fully vested in their accounts.

              HEARTLAND WIRELESS COMMUNICATIONS, INC. 401(k) PLAN

                         Notes To Financial Statements


     (4)  Investments

          The following table presents the fair value of investments representing 5% or more of the Plan's net assets at December 31, 1996:


                                                        Number of        Fair
                                                       shares/units      value
                                                       ------------      -----
          Washington Mutual Investors Fund                   750       $18,399
          The Growth Fund of America                       1,146        18,994
          The Investment Company of America
          Fund                                               705        17,076
          Goldman Sachs Money Market Fund                 41,615        41,615
          Heartland Wireless Communications,
          Inc. Common Stock                                8,442       110,800

          For the year ended December 31, 1996, the Plan's investments (including investments bought, sold and held during the year) appreciated (depreciated) as follows:


          Washington Mutual Investors Fund                         $   1,212
          The Growth Fund of America                                   1,065
          The Investment Company of America Fund                         781
          The Bond Fund of America                                        12
          Heartland Wireless Communications, Inc. Common Stock       (63,644)
                                                                   ---------
                Net depreciation in fair value                     $ (60,574)
                                                                   =========

     (5)  Tax Status

          The Plan has not yet obtained its determination letter regarding its compliance with the applicable requirements of the Internal Revenue Code. The Plan administrator and Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements. The United States federal income tax status of the participants with respect to their contributions to the Plan is described in information submitted to the participants and, subject to certain limitations, such contributions are tax deferred.

                                                                     Schedule 1

              HEARTLAND WIRELESS COMMUNICATIONS, INC. 401(k) PLAN
               Item 27a - Schedule of Assets Held for Investment
                               December 31, 1996




                                                Number
Identity of Issue, Borrower, Lessor               of                   Current
or Similar Party                             shares/units    Cost        value
----------------                             ------------    ----       ------
Washington Mutual Investors Fund                    750    $ 18,039     18,399
The Growth Fund of America                        1,146      18,640     18,994
The Investment Company of America Fund              705      16,988     17,076
The Bond Fund of America                             93       1,264      1,276
Goldman Sachs Money Market Fund                  41,615      41,615     41,615
Heartland Wireless Communications, Inc.
  Common Stock*                                   8,442     174,503    110,800
                                                           --------    -------
           Total assets held for investment                $271,049    208,160
                                                           ========    =======



*Party-in-interest

See accompanying independent auditors' report.

                                                                     Schedule 2

              HEARTLAND WIRELESS COMMUNICATIONS, INC. 401(k) PLAN

                 Item 27d - Schedule of Reportable Transactions

                      For the Year Ended December 31, 1996


                                                                                 Expense                 Current             Net
                                Aggregate                                        incurred                value at           gain
                                number of      Purchase      Selling   Lease       with     Cost of    transaction           or
           Description         transactions     price         price    rental  transaction  assets         date            (loss)
           -----------         ------------     -----         -----    ------   ----------  ------         ----            ------

Purchases:
----------
The Bond Fund of America                  10     $ 1,264        -        -          -       $   1,264     $   1,264           -
The Growth Fund of America                12      18,640        -        -          -          18,640        18,640           -
Heartland Wireless
Communications, Inc.
Common Stock                               9     174,503        -        -          -         174,503       174,503           -
The Investment Company of
America Fund                              11      16,988        -        -          -          16,988        16,988           -
Washington Mutual Investors
Fund                                       9      18,039        -        -          -          18,039        18,039           -
Goldman Sachs Money Market
Fund                                     133     331,100        -        -          -         331,100       331,100           -


Sales:
------
Goldman Sachs Money Market
Fund                                      59           -    $274,718     -          -         274,718       274,718           -


See accompanying independent auditors' report.

                                                                     Schedule 3

              HEARTLAND WIRELESS COMMUNICATIONS, INC. 401(k) PLAN

                 Item 27f - Schedule of Non-exempt Transactions

                      For the Year Ended December 31, 1996



                                                                               Expense                 Current      Net
                                                                              incurred      Cost      value at      gain
  Identity of   Relationship                     Purchase   Selling  Lease      with         of      transaction     or
Party Involved     To Plan   Description          price      price   rental  transaction   assets       date       (loss)
--------------     -------   -----------          -----      -----   ------   ----------   ------       ----       ------

Employer          Employee   Amount withheld,   $ 2,554        -       -          -          -            -          -
                             not invested
                             in Plan

















See accompanying independent auditors' report.

                                   SIGNATURES


              The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


       Date: July 14, 1997               HEARTLAND WIRELESS COMMUNICATIONS,INC.
                                                                     401(k)PLAN

                                   By: Heartland Wireless Communications, Inc.,
                                                             Plan Administrator


                                                         By: /s/ David D. Hagey
                                                            -------------------
                                                                 David D. Hagey
                                                     Vice President, Controller
                                                        and Assistant Secretary

                                 EXHIBIT INDEX

Exhibit Number                                             Description
--------------                                             -----------
       *23                                     Consent of KPMG Peat Marwick LLP





--------------------
*Filed herewith